United States
Securities and Exchange Commission
Washington, DC 20549


Form N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)OF
THE INVESTMENT ACT OF 1940

Jefferson Lincoln Gottfried
222 4th Ave North East
Dauphin Manitoba
R7N-0Y2
Phone: 2046484238
Name and address of agent for service of process:
Jefferson Lincoln Gottfried Authorized Representative UCC1- 207 / 308 222 4th Ave North East
Dauphin, Manitoba Canada
R7N-0Y2

Check appropriate box:
Registrant is filing a registration statement pursuant to Section 8 B of the investment Company Act of 1940 concurrently with the filing of form N8 A: YES [X] NO [ ]


During the preparation of form N- 8A, notification of registration c/o JEFFERSON LINCOLN GOTTFRIED WHFIT, the trustee was unable to determine full classification as a WHFIT /NMWHFIT, with accuracy.
 The trustee will file an amendment to this notification of registration stating its correct classification after review and evaluation of trust assets.



In the matter of public interest the attached Declarations of trust are private and should be treated with confidentiality.


This Notification of Registration Statement is filed pursuant to
Section 8 B of the investment Company Act of 1940 concurrently with the filing of form N-8A. Both requirements of Section 8 a, and 8B of the investment Company Act of 1940 are satisfied with the filing of form N-8A.


DECLARATION OF TRUST FORM N-8A ATTACHMENT



Jefferson Lincoln Gottfried authorized representative
222 4th Ave  N.E.
Dauphin, Manitoba, Canada

________________________________

Date April 20 2022 AD

To:Agents and Representatives, successors and assigns, of the United States and all subdivisions of same;
 Federal Reserve officers and Boards of directors and subdivisions;
 all local, State, Federal, and/ or international or multinational governments , corporations, agencies, the International Monetary Fund; the queen of England and all subordinates; The Vatican and all subordinates, successors and assigns , and not limited to:



AFFIDAVIT OF PUBLIC NOTICES


Part1.
Acceptance of Oath by President
Beneficiary Rights/Right to Accept for Value
Declarations ,inclusive of:
Notice of Non-Adverse Party
Notice of WHFIT/NMWHFIT
Notice of Successorship
Matters of interest
U.S. Citizen as Surety
Birth Certificate
Special Notice to the Federal Reserve -instruments Issued for and by the U.S. Endorsement Language for instruments and Checks
International Bills of Exchange
Conclusions

Part 2
Notice of Understanding ,intent and Claim of Right
Duty To Speak
Jurat

Reg Mail #RA 894 745 210 US
Original Certified Copy Of Original Document
Janet Yellend/b/a SECRETARY DEPARTMENT OF THE TREASURY
WASHINGTON D.C.20220

Reg Mail #RA 894 745 237 US
Original Certified Of Original Document
IRS  Technical Support Division
c/o Treasury UCC Contract Trust
INTERNAL REVENUE SERVICE
1500 Pennsylvania Avenue, NW
Washington.D.C.20220

Reg Mail #RA 894 745 237
Original Certified Of Original Document
Enterprise Computing Centre-Martinsburg
Attn:Chief, Information Returns Branch
230 Murall Dr
Kearneysville,WV 25430

Reg Mail #RA 894 745 245
Original Certified Of Document
Isabella Casillas Guzman d/b/a TREASURER DEPARTMENT OF THE TREASURY 1500 Pennsylvania Avenue,NW
Washington,D.C. 20220



Definitions


The definitions of words, phrases and sentence is used in the following are those of the common man. Words and their meanings are defined as those meanings as accepted in the casual course of human interaction in a civilized community similarly educated an experience as to their use.

Terms of art and words of art, as they are known in corporate legal writings
, are foreign to this document unless used descriptively herein and may not be interjected or construed by any agent or authority without signed contractual permission of Declarant/ Affiant.


Nomenclature

Notice to all interested parties, recipients, principals and agents.
 Within the context of this notice and claim, and future issues of instruments / claims contemplated and described herein, the names, titles and designations listed below are synonymous in use and intent, and noted as reference to the Declarant/Affiant.

Jefferson Lincoln Gottfried, Jefferson L. Gottfried,
Jefferson Gottfried, his/ him/ himself, man.
All titles of designation referring to the sovereign Declarant/Affiant contained within the following document and Notice , I. E. Executor, Declarant,Affiant, Grantor, Beneficiary , and
Trustee are synonymous in use or intent.


All titles of designation contained herein, used as or in reference to corporate government entities, agents or officers, successors or subdivisions , included but not limited to, United States, United States, Inc.,
 United States government, United States of America, State, Florida,
United States, United States of America, United States Inc., U.S. Government and U.S. are synonymous in use an intent relative to, an within, the specific context used/referenced.


AFFIDAVIT of PUBLIC NOTICE

Notice to Agent is Notice to Principle.Notice to Principle is Notice to Agent.





I, Jefferson Lincoln Gottfried, trust interest holder, beneficiary, non- adverse party and sovereign created by God, over 18 years of age, hereinafter Affiant and/or Declarant/Affiant, Do solemnly swear, declare and state under penalty of perjury the following:


1.	Affiant is Of the age of majority, of sound mind and competent to testify.
2.	Affiant is domiciled in the nation/ state of State of Florida, a member
Republic of the union established by the articles of confederation and later expressed by the Declaration of Independence and the Constitution
 for the United States of America.
3.	All the facts stated herein are true, correct, and complete
in accordance with the affiance best first- hand knowledge an understanding
, admissible as evidence, and if called upon as a witness, affiant will testify to their veracity.
4.	I have, in good faith, determined the facts stated herein as being true
, correct, complete, and not meant to mislead. By signing this Affidavit of Public Notice before a Notary Public as a authentic act, do hereby claim and declare:



In Good Faith, I hereby and herein declare and proclaim the following with clean hands at arms length:

Equality is Paramount and Mandatory by Law, and Affiant is not a Corperation, and Affiant is not a Fiction or Artificial entity and Affiant is a real Flesh and Blood man, and

Constitutions have jurisdiction over the Governments they create; Fictional entities [corporations )Are inferior to the Governments who have jurisdiction over them, and

The United States of America is a common law jurisdiction, and equality before the law is paramount in mandatory, and a statute is defined as a legislated rule of society which has been given only the force of law common and
A society is defined as a number of people joined by mutual consent to deliberate, determine an act under a common goal, and the only form of government recognized as lawful in the United States of America is a representative one, and Representation requires mutual consent, and

in the absence of mutual consent, neither representation nor governance can exist, and

People in the United States of America have a right to revoke or deny consent to be representative and thus governed, and if anyone does revoke or deny consent, they then may exist free of government control and statutory restraints, and a sovereign is one who has lawfully revoke consent and exist free of statutory restrictions, obligations, and limitations, and a citizen numbered by or issued/ assigned a Social Security Number(SSN) Is in fact presumed to be an employee of the federal government and thus bound by the statutes created by an within federal/ state government jurisdictions and a problem proper notice, claim of right, an express intent, a sovereign may disavow this employee presumption in fact, with prejudice, and without waiver or forfeiture of privilege or benefit accrued, and the lawful filing of IRS form SSA- 521/ 1099- C or others, respectively, and if properly filed, abandons the citizen's Social Security [SS)number,Waives the SS retirement/ disability benefit and forfeits the associated indebtedness old this citizen by the US government as may be reported on IRS form [s) SSA-7050 or others.

Part1.

Acceptance of Oath of President of the United States

know all men by these presents that I, Jefferson Lincoln Gottfried, a Sovereign, hereby accept the Article 2, Section 1, clause 8, oath of the president of the United states in which he stated:
 I do solemnly swear (or affirm ) That I will faithfully execute the Office of the President of the United States and will to the best of my ability, preserve, protect and defend the Constitution of the United states.

I accept the Presidents oath as an offer to me made in good faith freedom and that he worked for my benefit. I accept the Presidents position as an executive trustee and publicly declare him to be my executive trustee in regard to each trust mentioned herein. I accept my position as Beneficiary of these several trusts.

I recognize that the Constitution creates a trust between the United States and the people, as in Two acknowledge or take notice of in some definite way,I recognize the President of the United States as executive trustee of the trust created by the Constitution. I hereby publicly acknowledge and accept my position as a Beneficiary of the trust created by the Constitution. I hereby claim all equitable title an interest available to me as a Beneficiary of this trust. As a Beneficiary of this trust, I recognize that the United States citizen that I represent is a priority stockholder in the corporate United States and through that citizen I have first and foremost position in equity in the United states, and a right to various distributions from that trust.

I recognize that in 1933 president Franklin D. Roosevelt created another trust between the United States and the people. I recognized that the president of the United states as executive trustee of the trust created by president Roosevelt in 1933. I hereby publicly acknowledge and accept my position as a beneficiary of the trust created by president Roosevelt in
1933. As a beneficiary of this trust I recognize the United States citizen
 I represent is a priority stockholder in the corporate United States, and therefore, I have first and foremost position in equity and a right to various distributions from that trust.
 Affiant recognizes the proprietary antecedent claim(s) Derive from or on the basis of these pre- existing contracts.


Beneficiary RIGHTS/ RIGHT to ACCEPT for Value

As a Beneficiary of the several trust created by the Constitution and by President Roosevelt, I hereby claim my right to accept for value any instrument(s)Issued for value. C: title 31 subtitle 4 chapter 51 subchapter
 2 SEC. 5118 Gold clauses and consent to sue. Also that, legal tender, under the Uniform Commercial Code [U.C.C), (24)(official comment)The referenced official comment notes that the definition of money is not limited to legal tender, under the UCC. The test adopted is that of sanction of government, whether by authorization before issue or adoption afterwards, which recognizes




Declarations
Declaration 1. Declarant /Affiant has no record or evidence that the Declarant /Affiant may not issue debt instruments privately with original issue discount
 (OID) 26  CFR  1.1275- 1(g) and 1.1275- 3;
And may not avail himself of the following:
The documenting of the evidence of withholding of federal income tax Federal
 Reserve Act of 1913 16, 26 USC  3123
the reporting of a change in filing method 26 CFR 1.671- 5, 1.1271- 1.1275 the recognizing of the arrangement of the non mortgage widely held fixed investment trust [NMWHFIT) Internal Revenue Bulletin 2208- 40, notice
2008- 77
the presenting of evidence of a non adverse party space 26  USC  672 the declaring of trust interest holder [TIH) Status and the acting as a middleman/ nominee General Instruction For Forms 1099, 1098, 5498, and W- 2G

The accruing of interest and the dividends in certain hypothecation scenarios
 Federal Reserve, 1961, Modern Money Mechanics; Instructions For Form1099-DV. 1099- INT/ oh ID the reporting under safe harbour rules [26 CFR 1.671- 5) the producing of a natural fungible agricultural commodity within a Ann
MWHFIT  7  CFR 1A & 6;Chapter 9, subchapter 11. Part a, 191; USDA Packers
& Stockyards
the certifying of warehouse 7 USC chapter 10, USDA P&SP the exhaustion of administrative remedies 26 QQ 01 point 7430- 1 the Bonding of the Public Servant for the Forwarding of all Bonds to the United States Treasury and to stay in honour as successors. 18 US code 2071, 2073, 2075, end 2076, and Declarant /Affiant believes no such evidence exists.


Declaration 2. Declarant/Affiant has no record or evidence that Declarant/Affiant may not issue a Bill of Exchange as described in
 January 1st, 2010, Internal Revenue services Manual three. 8.45.4.10.1, and Declarant/Affiant believes no such evidence exists.

 Declaration 3. Declarant/Affiant has no record or evidence that Declarant/Affiant may not and should not employ the following
: the reporting of violations through the identification of terrorists acts and piracy in commerce the Patriot Act 2001 Subtitle a invoking 31USC5318, evidencing the special maritime jurisdiction Title 9 1, Title 1 3, providing remedy for plunder of distress vessel 1/8 U SC1658 the qualifying under special title as Federal agency 5 USC 105, 5 USC551 the Contracting as an officer the acceptability of individual surety,
 FAR 28.203, 28.201
the accepting of the default offer by the public servants bonded confession through Tacit agreement FAR. 52.228-13(a)
The Stipulating of Forfeiture Proceedings and Audits by Inspector General
 FAR part 42, 7 USC 56, and Declarant/ affiant believes no such evidence exists.


Declaration 4.Declarant /Affiant has no record or evidence that he cannot conduct his commercial activities, private and public, under the uniform Commercial Code [U.C.C), And Declarant /Affiant believes no such evidence exists.


Declaration 5. Declarant /Affiant has no record or evidence that Jefferson Lincoln Gottfried, Jefferson L, Gottfried or Jefferson Gottfried
 is not a 26 Subtitle A, Chap 1 Subchapter J, Part 1 Subpart E, Section 672
 (b) non- adverse party, and Declarant/ affiant believes no such evidence exists.


Declaration 6. Declarant / Affiant has no record or evidence that on Nativity date July/ 1/ 1975, A.D.,Declarants/Affiants mother, unknowingly acting as agent/ informant for Jefferson Lincoln Gottfried, did not grant the state, a corporation known as state of Florida, INC., I name and birth for documentation and form a corpus resulting in a certain WHFIT
(widely held fixed investment trust)As defined in section 26 CFR 301.7701- 4c, and Declarant /Affiant believes no such evidence exists.


Declaration 7. Declarant /Affiant has no record or evidence that JEFFERSON LINCOLN GOTTFRIED WHFIT EIN: 109- 75- 048396 did not become a United States person under 26 CFR 7701 (a) (30)(E] and did not become a corpus in fact from the grounding by Declarant/ Affiants mother, unknowingly acting as agent/ informant at birth for baby boy, the grantor of the boy, and Declarant/Affiant believes no such evidence exists.



Declaration 8. Declarant /Affiant has no record or evidence of ever voluntarily submitting to any condition of involuntarily servitude and/ or slavery, and because involuntary servitude has been abolished, being one of those several rates public servants are sworn and obligated to protect, the undersigned, pursuant to his right(s), is not compelled to be a part of a corporation, church or political State and Declarant /Affiant believes no such evidence exists.

Declaration 9. Declarant/ Affiant has no record or evidence that a Trust Interest Holder [TIH] is not a grant or, co-Trustee or co-Beneficiary holding at least one interest, including but not limited to that of a middleman, in the Trust(s)as it applies per IRS General instructions for IRS forms 1098/ 1099/ 5498 and W2G, and
Declarant /Affiant believes no such evidence exists.

Declaration 10. Declarant/Affiant has no record or evidence that any outside approval is needed for the Grantor to appoint, by will or Notice, the income of the Trust(s) as per 26 CFR subtitle A, Chap 1 Subchapter J, part 1 Subpart E, Section 674 [B)(3)], and
Declarant/Affiant believes no such evidence exists.

Declaration 11. Declarant /Affiant has no record or evidence that Declarant/Affiant does not have an equitable interest in the cetsui que trust established by the application for, and the resulting issuance of Social Security number, and in addition an interest in the foreign situs trust as evidenced by the birth certificate being on file as registered United States security in the possession of the Depository
Trust Company in New York City, and
Declarant/Affiant believes no such evidence exists.

Declaration 12. Declarant/Affiant has no record or evidence that Declarant /Affiant cannot express the trusts mentioned, and, as Grantor, modify/ change the terms of said trust to include a provision that payment may be directed from the above- described WHFIT, and
Declarant/Affiant believes no such evidence exists.


Declaration 13. Declarant /Affiant has no record or evidence that the Declarant /Affiant as Grantor/Beneficiary, cannot direct the Court [S] and/ or Internal Revenue services agent (s)to settle, or assist in settling , any account (s)and provide details/ instructions as to the proper preparations and submittal of the documentations and paperwork required for the settlement/ closure and/ or recruitment of funds to Declarant /Affiants benefit, and decorate/ affiant believes no such evidence exists.


Declaration 14. Declarant/Affiant has no record or evidence that Declarant / Affiant prior approval is not required to access the referenced WHFIT account / funds, and that government/ commercial agents acting without approval are liable and can personally incur charges for title 18 violations, and Declarant/Affiant believes no such evidence exists.





Declaration 15. Declarant /Affiant has no record or evidenced that Declarant/Affiant is not a sovereign Settlor expressing the cestui que trust,And may not modify the indenture /rules naming Charles P. Rettig d/b/a The Commissioner of Internal Revenue, and/ or
 successors and assigns as co- Trustee [s) to settle the Declarant/Affiant /Beneficiarys debts, dollar for dollar, within 10 days of receiving notice of a debt; Additionally to monitor the three credit rating companies so as to cause the correction and removal of negative items from reporting records, and settle all civil and Criminal Court cases debts in name and same with private funds or credit [s]
 drawn from the referenced WHFIT, and Declarant/Affiant believes no such evidence exists.


Declaration 16. Declarant /Affiant has no record or evidence that Declarant/Affiant, and/ or his offspring and/ or siblings, are not to be protected from any harm loss of property and / or loss of liberty, by action or deed, by individuals acting as agents or Representatives of corporation(s),As well as the municipalities, agencies, and offices commonly known as government, And Declarant/Affiant believes no such evidence exists.


Declaration 17. Declarant/Affiant has no record or evidence that Declarant/Affiant may not name Merrick Garland d/ b/ a United States Attorney general, and/ or successors and assigns, as Co- trustee to enter the herein named Beneficiary/ corporate person into the National Criminal Information Search database and the local state CIS database to be identified / reported as Do not detain, and that Declarant /Affiant, offspring and/ or siblings are not free to travel in their private, not for hire, non- commercial roadmachines, without state and/ or county registration And without hindrance or delay by policy/ statute enforcers, and Declarant / affiant believes no such evidence exists.




Declaration 18. Declarant /Affiant has no record or evidenced that Declarant /Affiant may not name Gary Gensler d/ b/ a Chairman of the Securities and Exchange Commission, and/ or successors and assigns, as co- Trustee to retrieve all bonds issued on/ for the Declarant /Affiant, or under the Declarant / Affiants name and or employer identification number,And make the funds retrieved available for disbursement at Declarant / Affiants discretion, and Declarant/Affiant believes no such evidence exists.


Declaration 19. Declarant /Affiant  has no record or evidence that
 Declarant /Affiant may not name Antony John Blinken d/ b/ a United States Secretary of State, and/ or successors and assigns, as co- Trustee to provide to Declarant /Affiant, and/ or his offspring and/ or siblings diplomatic immunity and an American National passport for identification, travel and locomotion purposes, and Declarant /Affiant believes no such evidence exists.



Declaration 20. Declarant /Affiant has no record or evidence that banks and other vendors that have used Declarant / Affiants private property, I. E. Signature/ autograph for unjust enrichment, will not return every payment And/ or dividend[s)
Plus interest accrued, for the past 26 years upon demand via original issue discount or by other proper filing of IRS form (s) as instructed by the IRS in title 26, and Declarant/Affiant believes no such evidence exists.


Declaration 21. Declarant /Affiant has no record or evidence that Declarant/Affiant may not direct disbursement/ payment, by simple signature of acceptance [Acceptance for Value],Bankers Acceptance or Bill of Exchange for balance owed on any in curd, existing or newly established obligation, president meant or debt, in accordance with title 26, section 674 [b] [5] [b] and Internal Revenue services manual 3.8. 45.4.10.1, dated January 1st, 2010, to settle any and all controversy or claim from or before the agency in accordance with the declaration 5 above, and Declarant/Affiant believes no such evidence exists.


Declaration 22. Declarant /Affiant has no record or evidence that Declarant /Affiant may not, an any fashion or manner, use the income and credit available in the designated Trust(s) to discharge or offset debt for acquisition of consumer goods, real property or other purchases by the proper filing of IRS form(s) 1099 series or others, or authentic instruments as required or permitted, and Declarant /Affiant believes no such evidence exists.



Declaration 23. Declarant/Affiant has no record or evidence that the following sites regarding Federal Reserve notes are not true, and Declarant/Affiant believes no such evidence exists.

That the Giving a (Federal Reserve)note does not constitute payment.
See ECKHART v Commf.I.R.S, 42 F.2d 158[1930].Checks, drafts, money orders, and banknotes are not lawful money of the United States , State v. Neilon , 43 ore. 168 [1903).


That the use of a [Federal Reserve )Note Is only a promise to pay.
 See fidelity savings versus Grimes, 156 Kan. 55 [1942 ).



That the use of [Federal Reserve] Note Is only a promise to pay period see fidelity savings v. Grimes, supra. That Legal Tender [Federal Reserve] notes are not good and lawful money of the
United States. C reigns v. State, 143 Tenn. 168 [1920].



That [Federal Reserve] notes do not operate as payment in the absence of agreement that they shall constitute payment. C Blackshear manufacturing.
 Co. V. Harrell, 191  GA.  433 [1940].

Also, Federal Reserve notes are valueless. See IRS codes sections 1.1001- 1
  [4657] C.C.H.



Declaration 24. Declarant/Affiant has no record or evidence that Declarant /Affiant does not have an Unrestricted Claim of Right per Title 26 section 1341 of the 1939 code, and Declarant /Affiant believes no such evidence exists.



Declaration 25. Declarant /Affiant has no record or evidence that denying or impeding any acquisition mechanism properly executed by the Declarant /Affiant or any right to draw upon his claim and interest in the Gold reserves add value, held by the Treasury of the United States, and his deficiency payment caused by the WAR AND EMERGENCY ACT[executive order [S] 2039 and 2040], under public policy [private law] of the NEW DEAL Cheap food policy [and others], is not a direct violation of the Constitution for the United States of America, Seventeen-hundred and eighty seven A.D., and
Declarant /Affiant  believes no such evidence exists.




Declaration 26. Declarant/Affiant has no record or evidence that a Title 26 defined form of acquisition, secured by accounts receivable on Deposit with the Treasury, and for the purpose of discharging payment in like kind, debt-for-debt ,is not the only means by which Declarant/Affiant has of discharging the debt placed on him by the UNITED STATES
(and its subsidiaries), and Declarant/Affiant believes no such evidence exists.





Declaration 27. Declarant /Affiant has no evidence or record that this notice and the filing of Internal Revenue Service form(s)Including but not limited to 1099- A, 1099- B, 1099- OID, 1099- DIV, and/ or 1099-INT.
  does not constitute a discharge under the UNITED STATES ,INC.
 bankruptcy and insolvency, said discharge being the only means
 Declarant/Affiant by the UNITED STATES,INC.through Executive Order(s)2039 and 2040 of March 6 1933 and March 9,1933, and
 Declarant/Affiant believe no such evidence exists.



Declaration 28.Declarant/Affiant has no record or evidence that the JEFFERSON LINCOLN GOTTFRIED WHIFT is precluded from issuing private debt instruments with original issue discount (OID) as described in Sections
1.1271 through Sections 1.1275 of title 26, and Declarant /Affiant believes no such evidence exists.





Declaration 29.
 Declarant /Affiant has no record or evidence that the instructions on how to report a private issue debt instrument with OID do not exist in Regulations 1.1271 through 1.1275 of Title 26 and
 Declarant /Affiant believes no such evidence exists.





Declaration 30. Declarant /Affiant has no record or evidence that the Declarant /Affiant is not designated as the beneficial owner of the trust bearing the birth name in all capital letters; As defined in Subpart E, part E, subchapter J, chapter one of the Code, and
Declarant /Affiant believes no such evidence exists.





Declaration 31. Declarant/Affiant has no record or evidence that the JEFFERSON LINCOLN GOTTFRIED WHFIT is not an investment trust as defined in
 301.7701- 4 (c) and Declarant/Affiant believes no such evidence exists.






Declaration 32.Declarant /Affiant has no record or evidence that the JEFFERSON LINCOLN GOTTFRIED WHFIT is not an investment trust, or that Jefferson Lincoln Gottfried, the sovereign, is not a beneficial owner and a trust interest holder, in the JEFFERSON LINCOLN GOTTFRIED WHFIT as defined in paragraph [b] [20] of part 3, title 26 1.671- 5, and
Declarant/Affiant believes no such evidence exists.




Declaration 33. Declarant/Affiant has no record or evidence that Declarations 5,6 and 7 of this Notice do not comprise a complete definition of what a Widely Held Fixed Investment Trust is considered and accepted to be by the Internal Revenue Service Regulation 1.671-5(b)(22), and
Declarant/Affiant believes no such evidence exists.



Declaration 34. Declarant / Affiant has no record or evidence that Regulations part 1.671- 5 does not make provisions for non- pro rata reporting in [D], sales of trust interest on a secondary market in [G] ,Reporting redemptions in [F], and reporting oh ID under safe harbour in [Vii] of Title 26, and
Declarant /Affiant  believes no such evidence exists.



Declaration 35. Declarant/Affiant has no record or evidence that a United States person /Person who is a Widely Held Fixed Investment Trust is not required to do all reporting on IRS form(s) 1099 or others as required pre the regulations per IRS Publications Catalog No.
 27978B and No. 64171A and No.27980N,
And Declarant/Affiant believes no such evidence exists.


Declaration 36. Declarant /Affiant has no record or evidence that both
 Jefferson Lincoln Gotfried and his corporate/ trust identity,, JEFFERSON LINCOLN GOTTFRIED WHFIT not both entities consideredGrantors,
 Trustees, beneficial owners [s], co-Trustee, co-Beneficiaries , middle men and/ or nominees in the various trust relationships, at different times, sustained in commerce, with the United States, on a daily basis, and Declarant/Affiant believes no such evidence exists.





Declaration 37. Declarant /Affiant has no record or evidence that IRS form (s) 1099 or others are required do not bring all aspects of commercial transaction to light, which is ordered by The Patriot Act,Subtitle A, and Declarant/Affiant believes no such evidence exists.





Declaration 38. Declarant /Affiant has no record or evidence that IRS form
(s) 1099- INT or others as required may not be used interchangeably with IRS form(s)1099- OID or others as required in certain cases as per Internal
 Revenue service catalog NO. 27980N, instructions for forms
1099 INT and 1099- OID, and
Declarant/ affiant believes no such evidence exists.





Declaration 39.Declarant/Affiant has no record or evidence that an Original Issue Discount (OID)and private debt instruments are not valid under Regulations 1.1271- 1, 1.1271- 2, 1.1272- 2, 1.1271- 3,
 through 1.1275 and
 Declarant /Affiant believes no such evidence exists.



Declaration 40. Declarant /Affiant has no record or evidence that a private debt instrument does not also include a private money order or Bill of Exchange, and Declarant/Affiant believes no such evidence exists.





Declaration 41. Declarant /Affiant has no record or evidence that a Dividend from the monetization of a signature or an instrument is not reportable as per Internal Revenue services catalog NO. 27978 B instructions for form 1099- DIV, and Declarant / affiant believes no such evidence exists.



Declaration 42. Declarant /Affiant has no record or evidence that 662 of US code title 26 does not require the reporting of distributed corpus of income accumulating in a Widely Held Fixed Investment Trust,
 Declarant/Affiant believes no such evidence exists.






Declaration 43. Declarant /Affiant has no record or evidence that Declarant/Affiant is not part of anational banking association,I. E., an association of national nationwide private, unincorporated People engaged in the business of banking to issue notes against obligations of the
United States due them; whose property and labour has been hypothecated as surety for the public debt, the US Governments debt and currency, by legal definitions, and Declarant/Affiant believes no such evidence exists.





Declaration 44. Declarant/Affiant has no record or evidence that Declarant /Affiant is not able to tender private debt instruments for settlement of an Obligation of THE UNITED STATES,Under Title 18 USC Section 8,representing as the definition provides a Certificate of indebtedness... Drawn upon authorized officer of the United states, For example, the secretary of the treasury,And Issued under an act of Congress
[in this instance: public law 73- 10, HJR- 192 of 1933 and title 31 USC 3123, and Title 31]
USC 5103)and by treaty
( for example, the UNITED NATIONS CONVENTION ON INTERNATIONAL BILLS OF EXCHANGE AND INTERNATIONAL PROMISSORY NOTES (UNCITRAL)and the Universal Postal Union headquartered in Bern, Switzerland, and
Declarant/Affiant believes no such evidence exists.



Declaration 45. Declarant /Affiant has no record or evidence that the International Bill of Exchange or International Promissory Note
,, under UNCITRAL, are not legal tender as National Bank notes, or notes of a National Banking Association, by legal and/ or statutory definition (UCC 4- 105, 1/2 CFR Sec.. 229. 2 (e), 210. 29 (d)and 12 USC 1813), issued under authority of the United states code 31 USC 392 and 5103, which officially defined this as a statutory legal tender obligation of
THE UNITED STATES, and is issued in accordance with 31 USC 3123 and HJR- 192
 [1933], which established and provided for its issuance as Public Policy In remedy for discharge of equity interest recovery on that portion of the public debt to its Principles and Surities, bearing the obligation of THE UNITED STATES, and
Declarant / Affiant believes no such evidence exists.





Declaration 46. Declarant /Affiant has no record or evidence that the reference
 WHFIT is not an Executive Agency Per 5 U. S. C.   105, and
Declarant /Affiant believes no such evidence exists.





Declaration 47. Declarant/ affiant has no record or evidence that the reference WHFIT is not an agency, per five u. S. C. 551, and Declarant/Affiant believes no such evidence exists.





Declaration 48. Declarant /Affiant has no record or evidence that the Declarant / Affiant is not a CFR 48, section 53.201- 1, Subpart 1.6, Warranted Contracting Officer, and Declarant/Affiant believes no such evidence exists.





Declaration 49. Declarant /Affiant has no record or evidence that Declarant /Affiant should not immediately be issued a permanent valid debit card, without further request or action, or be provided access to Authoritative instructions or assistance to properly submit or file the required form(s)or instrument(s) necessary to clear an process the issuance of the debit card, or provide The Financial Management Service(FMS)US debit card or its equivalent, as currently available, issued for the account of Jefferson Lincoln Gottfried as Grantor/ Beneficiary of the
JEFFERSON LINCOLN GOTTFRIED WHFIT with a minimum daily available balance/
 value of ($100,000) One Hundred Thousand U.S. Dollars, and
Declarant /Affiant believes no such evidence exists.
 Said debit card, with any applicable P. I.N And PIN number shall be issued without delay in processing/ delivery to Jefferson Lincoln Gottfried, at: 222 4th Ave North East Dauphin, Manitoba, R7N- 0Y2 Canada





Matter of interest

Involuntary use. I am forced involuntarily to use US funds such as Federal Reserve Bank/ system notes, commercial liability instruments and electronic liability transactions as part of the scheme to compel the principles to impart artificial commodity value to the liability evidenced there on, on the authority of McLeod versus Hoover,
NO. 26395, S. CT. [LA], 105 S oh. 305 [1925]. That court citing U.S. bank versus Bank of Georgia, 23 you. S. 333 [1825] and public law 97- 248 [1982].


Legal tender no longer required. In light of the holding of Guaranty
Trust Company. Versus henwood, 307 U.S.247 [1939], take notice of.....
As of October 27, 1977, legal tender for discharge of debt is no longer required. That is because legal tender is not in circulation appar with promises to pay credit Baltimore and Ohio R. R. V. State 36 MD. 519 (1872)
There can be no requirement of repayment in legal tender Either, since legal tender was not loaned, nor in circulation and repayment, or payment, and need only be made in equivalent; A negotiable instrument.


UCC 3- 603 Clarification.If tender of payment of an obligation to pay an instrument is made to a person entitled to enforce the instrument and the tender is refused, there is a discharge, to the extent of the amount of the tender...and:

Oregon UCCORS 81.010.Effective and unaccepted offer in writing to pay or deliver. An offer in writing to pay a particular sum of money or to deliver a written instrument or specific personal property is, if not accepted, equivalent to the actual production and tender of the money, instrument or property.(This statue operates in other states via the rule of Para Materia.)

Ohio UCC ORC 1303. Commercial paper






WHEREFORE: Affiant can only discharge such debt/ liability due to the fact that the STATE OF FLORIDA remove the constitutional money that was to circulate within the State of Florida where by the undersigned could Pay debts by law And the undersigned herein has been E stopped in law from paying debts at law ..Since the STATE OF FLORIDA is a federal unit,It would be a violation of commercial Due process Or Fraud To bar the undersigned from assessing the remedy provided by Congress to discharge debts [liabilities] dollar for dollar
..Dyett v  Turner, warden, Utah State, 20 Utah 2d 403 [1968].





U.S. Citizen as Surety

I recognize that the U.S. citizen presented is a legal fiction. I also recognize that it is a surety for the United States. As one of the People, a Beneficiary of the several trust(s) created by the Constitution, so declared in the Declaration of Independence , another constitution, and by President Franklin D Roosevelt in 1933 , the U.S. citizen is a surety and i recognized that i can use my prepaid trust account To discharge Instruments received when issued and transferred to me for value.





Birth Certificate

I recognize the following statements are true on the public side about my birth certificate:
The birth certificate is a result of the Presidents Oath;
As a result of the Presidents Oath, my birth certificate is evidence of the obligation the United States owes to me;
The birth certificate represents value and is evidence of a pledged by a U.S.
 citizen to be surety for the United states;
The birth certificate is security for the Pledge of Allegiance to the United
 States and its statues, made by the U.S. citizen;
The birth certificate is a security interest in the labour of the US citizen the certificate represents, based on the US citizens pledge to the United States;
The United States has an antecedent claim against the U.S. citizens labour through the pre- existing contract [pledge].
Provides use of exemptions, as in an Accepted for Value process, for deposits/ offsets of statements, offers, presentments, bills, tax bills or an IRS voucher through the private side.

I recognized the following statements as true on the private side in relation to my birth certificate:
The birth certificate is a receipt;
The birth certificate is evidence of a promise made by the President to the People;
The birth certificate is security for the promise of distributions from the trust to me as Beneficiary;
The birth certificate is a security interest in distribution from the trust established by the Declaration of Independence, the Constitution and by President Franklin D Roosevelt in 1933;
The birth certificate is a remedy that represents an antecedent claim
I have against the United states;
The birth certificate is evidence of a pre-existing contract;
The birth certificate represents the prepaid accounts I have available for offsets.


Special notice to the Federal Reserve- instruments issued for an by the US



I recognize that when the United States issues/presents a instrument or claim for value the actual objective is to get value or to get consideration to settle or correct a account, controversy or claim.

Acceptance for Value Synopsis


I recognize that when I accept for value instrument presented to me, I accept whatever consideration the United States has offered me as evidence of an obligation it has to me as Beneficiary , and I accept whatever consideration is offered on the instrument transfer to me through the U.S.citizen that I represent. When I accept for value an instrument presented to me by the United States or subsidiaries, and any capacity, I may use a distribution from the trust [s] account [s]. To discharge or offset, as appropriate, the instrument via my prepaid account [s]. I recognize acceptance of the instrument for value results in a distribution from 1 or more of the several trust described herein.

By accepting such an instrument for value and returning it for value, I can close the account on behalf of the U.S. citizen I represent. In this way, I fulfill the U.S.citizens legal duty and obligation to discharge the bill and my moral duty to close the account, if appropriate.
 When I accept an instrument for value and return it for settlement and closure of of the account with the Secretary of the Treasury or the IRS, this provides the payment To balance the books in close or settle the account or controversy.


And I recognize that I may process international bills of exchange and money orders:
Department of Treasury
Office of Executive Secretary
1500 Pennsylvania Ave, NW room...3413
Washington, DC 20220


To discharge/ offset the debt account(s) of Jefferson Lincoln Gottfried through the U.S.Treasury

I also recognize that I may issue bills of exchange in accordance with the Internal Revenue services manual Section 3.8.45.4.10.(01- 01- 2010 ), such instruments issued are in self- constructed manner format until such as the IRS designates a specific uniform format.


Endorsement Languages for Checks Made Payable to the U.S. Citizen that
I Represent
I recognize when I endorse a check made payable to the U.S. citizen that I represent, the way it is endorsed determines if the negotiation of the check will be taxable event to the endorser, or not. I recognized by endorsing a check with a qualified endorsement indicating that the check is exchanged for credit on account or is exchanged for Federal Reserve notes with no redeemable value, according to the title 12 USC chapter 3 subchapter XII 411, I can control whether or not negotiation of the check will be a taxable event to the endorser. Such an endorsement might be:

Deposit it as credit on account or exchange for Federal Reserve notes with no redeemable value.
Or
Deposited as credit on account or exchange for Federal Reserve notes pursuant to 12 USC411 as amended.


I understand that this important amendment is the one that remove the Redeem- ability From the statute.

I recognize that if I am working for an employer and the U.S. citizen that I represent is being paid as an employee, and if I properly endorse every check made payable to the US citizen that I represent so negotiation of the check is NOT a taxable event as described herein, then all interested parties agree that the U.S. citizen that I represent would and should file a W-4 with exempt Status.

INTERNATIONAL BILLS OF EXCHANGE

Declarant /Affiant has no record or evidence that Declarant/Affiant cannot directly issue International Bills of Exchange as long as they are properly drafted within the published guidelines of the UNCITRAL convention of International Bills of Exchange in International Promissory Notes, [1988],
 and Declarant/Affiant believes no such evidence exists.





Conclusion





As indicated, the thirty [30] day notice to rebut is in effect. All recipients of this Affidavit of Public Notice or bonded by statues, executive orders and, acts and codes that invoke the civil remedy in the several states, the United States, the United Kingdom, United Nations and Rome to perform their duties of office or position or face charges that will result in one or more of the following: UCC 9 Agriculture Lien, Maritime Lien,
 Federal Tort Claim, Arrest of Bond, Title 18 Violation Investagation,
 Tax Fraud Investagation, and/ or Patriot Act, subtitle A,Money Laundering Investigation..

No commercial harm can come to a Trustee/ recipient receiving this Notice and Claim who act in honour. By accepting the terms of this agreement, you risk no harm to yourself, your corporation, your office or your agency. The Affiant holds no malice and wishes you no harm or injustice.
 By performing us to the statutes and tenants listed herein, you avoid malfeasance and bring honour to all parties, your position, yourself, this contract, and to all claims/ accounts that you treat in accordance with the statement herein.

Void Where Prohibited By Law



I, Jefferson Lincoln Gottfried, beneficiary, the living man on the private side , represent JEFFERSON LINCOLN GOTTFRIED WHFIT the U.S. citizen on the public side.


LS:

Jefferson Lincoln Gottfried, authorized representative
c/o JEFFERSON LINCOLN GOTTFRIED WHFIT
Ens legis



Part II.

Notice of Understanding,Intent and Claim of Right

I hereby present recipients with Notice of Understanding, intent in claim of right to avoid potential confusion or conflict, to maintain my honour, ensure clarity between all government agents/ agencies and myself.
 Peacefully, I desire to avoid conflict and to live lawfully with maximum freedom. I continue to study the history of the United States of America and its legal systems. Common understandings and observations lead to certain conclusions. After reading various Acts and Statues, exploring the usage of language there in, I now know that Lawful And Legal Are two different words with distinct definitions.
It also appears that the Acts and Statue in the United states, Inc.
Are only contracts based in/on commerce. Therefore, I now Notice the various government officials, authorities an agents named herein and seek confirmation, correction or denial by recipients.

Response is required, as described herein, within thirty (30)Days of receipt of this notice in writing, in care of the Notary Public, noted below, by registered mail. Provide proof of your claim under oath or attestation, under your full commercial liability and under penalty of perjury pursuant to 28 U.S.C subsection 1746. A failure to respond will be assumed to be full agreement with my understanding of matters contained within this notice.
 Any response shall be on a point- by- point basis and shall contain proof of a mistake or error in my understanding or else my understanding shall stand as true, correct and permanent unless revoked and modified.


Failure to dispute the claim herein as required above will result in default, default creates acceptance and acceptance creates permanent, irrevocable Estoppel. Now specifically, in the United States, I understand that both common law and statutory law tradition exists. I also understand that a statue is a legislated rule of a society, which has the force of a law upon members of that society, that society is defined as a fictional legal entity, such as a corporation, person or citizen of the United States, Inc.

I also understand that the United States Government/ subsidiaries are NOT a nation entity occupying a certain geographical location but merely a corporation with de facto authority by action in practice period this corporation can only make corporate/ contract law, which has the force of law only upon it's consenting members.
From my research, Law of the land Is the peaceful common law common which is not influenced by Acts and Statues. Under common law, the rights, freedoms and duties of private individuals have long been established, and, unlike statue law, common law has had a progression toward more freedom and personal responsibility rather than less. Among the rights and freedoms understood by common law or such things as the right to life, liberty, the pursuit of happiness, property and use thereof, privacy, peace, to travel freely, contract and commit commerce and trade in public and private without harassment, intimidation or restriction of/by license.

The obligations and duties of those living under common law are essentially to ensure that one does not infringe or allow others to infringe on those inalienable and unalienable rights and freedoms. I have also learned that the rights of a free spiritual being cannot be lawfully limited without consent as that would imply involuntarily servitude.

Rights are not bestowed upon one by another, unless the first gives consent or the first is the lawful property of the second. The very nature of the concept of consent is that it can only exist among equals with full disclosure and without coercion or duress. I do not recall ever being sold or purchased as a slave, nor do I recall giving my free consent to be governed or represented by any government agent, agency or authority, although at times I have been deceived and intimidated into submission.

These various rights and freedoms are self-evident and unalienable to just be.
 For lawful representation to exist there must be mutual consent, which may be revoked/ rescinded for any reason, depending on the nature of a specific contract between the two parties.

I hereby notify recipients and any other interested parties that I revoke and rescind my consent to be governed by corporate entities and their legal or artificial capacity with which I have no conscience mobile contract.
 I declare that I am not a corporation, and uninsured, or the legal representative of a decedent nor an infant or an incompetent.

I, Jefferson Lincoln Gottfried, a sovereign and Free-Born Man of the Soil,

Acting peacefully and civilized within community standards,
 I strive and aspire to exist free from violent aggression or injury, reject wrongful acts and prosecutions endured or imposed, and I see quiet enjoyment of all my right(s) interest(s)and property, both tangible and intangible, and declare for and on the record:

Any activity for which one must apply an receive a license or permit must be itself being a fundamentally statutory or State- sanction activity contrary to a sovereigns right(s)and interest, and

As I am a sovereign and not a child; I operate with full responsibility.
 I do not see need, nor can I be required, to ask permission to engage in lawful and peaceful activities, especially from those entities who claim limited liability, and


A by-law is defined as a rule of a corporation, and


Corporations are legal fictions requiring valid contracts in order to claim authority or control of their employees and other parties alleged, and


Legal fictions lack a soul and cannot exert control over those who are thus blessed and operated with respect to that knowledge, as only a fool would allow soulless fictions to dictate one's actions, and I have a right to my property without having to pay for those uses of enjoyment of it,
  and

 A by-law is defined as a rule of a corporation, and


A summons is merely anInvitation to attend, and those issued by the United States or any of its agencies/ subsidiaries create no obligation or dishonour if and when disregarded, or met by special appearance, and


Peace officers have a duty to distinguish between statues and laws common and those who attempt to enforce statues against a sovereign are in fact breaking the very law(s)they are sworn to uphold, and permanent E stoppel by default, lawfully bars any peace officer, government agent or prosecutor from bringing charges against a sovereign, under any Act or Statue.

Therefore- be it now known that I Jefferson Lincoln Gotfried, a sovereign, do hereby state clearly, specifically, and unequivocally my intent to peacefully lawfully exist, free of all statutory obligations and/ or restrictions, and do retain/ maintain all my rights to contract, trade, exchange, barter, communicate and travel.


Furthermore- I claim that these actions are not outside my community standards, and then I will, in fact indeed, support and collective desire for truth, peace, safety and rights to maximum freedom.

Additionally, I claim the right to engage in these actions and do further claimed that all property held by me,
in title or equity, is held under claim of right.

Additionally, I claim that anyone who interferes with my lawful, sovereign activities, after having been served this notice, and who fails to properly dispute these claims or make lawful counterclaims as described herein, is breaking the law and cannot claim as a defence good faith, or colour of right  or Law. Any such transgression
(s)will be subject to the fee schedule included herein and resolved by a properly convened court de jure or a citizen's grand jury.

Additionally I claim that the Courts in the United States are de facto, and are in fact in the profitable business of conducting, witnessing and facilitating the transaction of security interest.
 I further claimed that they require the consent of both parties prior to Providing Any such service(s).

Furthermore, I claim all transactions in the nature of security interests require the consent of both parties. I hereby denied consent to any transaction of a security interest, issuing under any Act; For a sovereign is not subject to any Act.

Furthermore, i claim my fee schedule for any transgressions by peace officers, government principles or agents or justice system participants is [$20000] twenty thousand dollars a hour,Or any portion thereof, if being questioned, interrogated or in any way detained, harassed or other attempts of regulation, and, [$200,000 an hour)Two hundred thousand dollars per hour, or any portion thereof, if I'm arrested, handcuffed, transported, incarcerated or subjected to any adjudication process without my express written and notarized consent. All fees may be assessed retroactively from the Initial point of contact, at Declarants discretion.

Furthermore, I claim the right to use a Notary Public to secure payment of assessments uniform with this fee schedule against any transgressors who, by their actions or emissions, trespass on my interest, me directly or by proxy in any way.

If any singular part of this notice and/ or declaration is determined to be Prohibited by Law, or upon introduction or discovery of additional fact or clarification to be an error, deficient or contradictory to the general expressed intent of the main or lawful intent, the offending clause, word or declaration, in whole or in part, may be modified, amended, deleted or rendered Void for accuracy; At the discretion of the Declarant .The amended clause and all remaining parts continue in full affect and capacity as true and correct without controversy or claim.

Furthermore, I claimed the right to to convene a proper court de jure or citizens grand jury to address any potentially criminal actions of any peace officers, government principles or agents or justice system participants who, have been served notice of this claim and failed to dispute or make lawful counterclaim, interfere with my sovereign activities or, by act or omission, my lawful exercise of properly
 Noticed / claimed and established rights and freedoms.

Furthermore, I claim the right to address at a time and location of my choice, any valid counterclaim (s) or dispute(s) publicly, in an open forum by discussion and negotiation, and to capture on audio/ video equipment said discussion and negotiation for whatever lawful purpose or use as I see fit.



Duty to speak



Declarant/Affiant has no record or evidence that the recipients are not parties claiming relationship and office, therefore having the duty to speak, and therefore lawfully respond, and believes no such evidence exists.





Declarant /Affiant states that the parties in receipt of this Notice who wish to dispute or rebut claims of fact and understanding here in, or make counterclaims there too, must provide rebuttal in written form, point by point, verified by certified documentation and accompanied by copies of lawful evidence. Responses must be signed under oath and or attestation written under the signers full commercial capacity and signed under penalty of perjury pursuant to 28 U.S.C. Section 1746 stating that the facts contained in your rebuttal are true, correct and not misleading, mirror declarations are insufficient. Recipients have the lawful duty an obligation to respond as described herein to the Notary Acceptor, at the address provided below, by registered mail no later than 30 days
 [30] days from the date of receipt as attested by a notary certificate of service, PS form 3811, or verification by electronic signature.





Non- response/ partial response to this Noticeis a dishonour and disregard of duty thus establishes acceptance and agreement as fact by default, thus creating a valid and binding contract by tacit approval, silence an acquiescence, establishing a full and complete acceptance of all claims herein, and creates a permanent and irrevocable estoppel, forever barring future counterclaim(s)contemplating any claim or declaration here in, under Statue or Act.





A Notary Public has been used for timely and proper notice as courtesy to prevent injury to recipients. Such use in that of Names or Titles, Government or Corporate Codes, Statues, Acts, citations, case rulings or other private corporate regulations is coincidental and does not and shall not be deemed an election to summit to a foreign jurisdiction, under real, imagined or implied consent, or to waive any rights, ownership, interest, title, claim of defense(s).



Declarant / Affiant expresses all Notice(s), Claim(s),Averment(s)and
 Understanding(s) herein to be true, complete and correct to the best of his current knowledge and understanding of the material presented, with full transparency, in Good Faith without Malice, with sole purpose and inherit right to correct the record.





Date:

Place of claim of right: 222 4th Ave North East Dauphin Manitoba
                    R7N-0Y2
Canada

All rights reserved UCC 1- 207/ 308





Declarant / affiant:_______________Authorized Representative UCC1- 207/ 308





JURAT




Pursuant to the requirements of the Investment Company Act 1940 sponsor/trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of ___________ and Province/State of ___________ on the ________ day of __________ 20___



Signature__________
(Name of Registrant)

By___________________________
(Name of sponsor,trustee,or custodian)

(Title)


Attest:_______________________
(Name)



(Title)





















JURAT




State of FLORIDA )
) ss
County of DUVAL)


SUBSCRIBED AND AFFIRMED : On this ______

day of ___________, 2022 AD, before me

______________________ , Notary Public , personally appeared
Jefferson Lincoln Gottfried Authorized Representative,Known to me
 (or proved to me on the basis of satisfactory evidence of identification) to be the living man whose name is subscribed on this NOTICE.
 Witnessed by my hand, drafted by the above named Party.


(SEAL)
Signature ______________________
(Name of Registrant)

BY___________________________
(Name of sponsor,trustee, or custodian)




__________________________
                           (Title)




  Attest:______________________
(Name)

(Title)